United States securities and exchange commission logo





                             October 28, 2020

       Eli Baker
       President, Chief Financial Officer and Secretary
       Flying Eagle Acquisition Corp.
       2121 Avenue of the Stars, Suite 2300
       Los Angeles, CA 90067

                                                        Re: Flying Eagle
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 14,
2020
                                                            File No. 333-248638

       Dear Mr. Baker:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 6, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Risks Related to Skillz   s Business and Industry
       A limited number of games historically have accounted for a substantial portion of our revenue..., page 56

   1. We note from your revised disclosure in response to prior comment 9 that negotiated agreements also require
the games remain available exclusively on your platform for at least 12 months
following termination. Please clarify the terms of this requirement and specifically address
whether you would continue to host competitions and provide
                                                        monetization services
during that extended period under the same terms as prior to the termination notice.
 Eli Baker
Flying Eagle Acquisition Corp.
October 28, 2020
Page 2
2. We note you revised this risk factor to focus on your reliance on a limited number of games rather than the number of developers. Please further revise to also disclose the percentage of revenue from each of the two third-party developers named herein for both fiscal 2019 and to date in fiscal 2020. Similar revisions should be made elsewhere. In this regard, we refer also to your revisions made in response to prior comment 21.
FEAC   s Board of Directors    Reasons for the Approval of the Business
Combination
Certain Projected Financial Information, page 94

3. Please disclose the projected financial information and material assumptions underlying the projections used to calculate the ratios for Skillz in the comparable company analysis.
Unaudited Pro Forma Condensed Combined Financial Statements
Loss per Share, page 147

4. Please briefly disclose your basis for not presenting pro forma loss per share separately for each class as noted in your response to prior comment 17.
5.       Please provide us with a reconciliation of how you arrived at the
422.2 million adjusted
         shares as provided in your response to prior comment 18 from the outstanding common and preferred shares of Skillz as of the June 30, 2020 financial statements. Also, explain further the conversion of the Skillz preferred stock into Skillz common stock on a 1-for-10 basis. In this regard, it appears from the disclosures in Note 7 to Skillz financial statements that the Conversion Rate would result in a 1-for-1 exchange ratio. Please clarify and revise your disclosures as necessary.
Business of New Skillz, page 164

6. We note your revised disclosures in response to prior comment 19. Considering your revenues are based off of paid tournament entry fees, please tell us, and further revise to disclose, the number of paid tournaments that you hosted for each period presented and the number you expect to host in fiscal 2020. Similar revisions should be made elsewhere where you discuss the total number of hosted tournaments.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Skillz
Our Financial Model, page 180

7. In your response to prior comment 24 you state that you monitor the ability to convert active users to paying users based on the percentage of acquired users who deposit cash through your platform. Please tell us how deposit withdrawals factor into your conversion analysis. Also, address the extent to which you consider whether such deposits are used
FirstName LastNameEli Baker
       for paid entry fees and if you do not consider this in your analysis, please explain why.
Comapany    NameFlying
       Revise  to discloseEagle Acquisition
                           any quantified    Corp.
                                          information  used in monitoring such
conversions and
       how  such  amounts
October 28, 2020 Page 2    are determined.
FirstName LastName
 Eli Baker
FirstName LastNameEli
Flying Eagle AcquisitionBaker
                         Corp.
Comapany
October 28,NameFlying
            2020        Eagle Acquisition Corp.
October
Page 3 28, 2020 Page 3
FirstName LastName
8. We note your response and revised disclosure in response to prior comment 25. Please revise to clarify the meaning of time spent on your platform. Regarding you explanation that four minutes per game is the average time it takes to complete a competition, tell us the following:

                How you monitor end-user time spent on the platform;
                How you arrive at the estimated four minutes per game;
                Whether you apply this four minutes per game consistently across games and periods presented;
                How you consider differences among end-user demographics, such as described on page 170; and
                Whether this estimate varies if a game is part of a league competition.
9. Please address the following as it relates to your response to prior comment 26:

                You state that a cohort is all users acquired in that month. Considering you present cohort information on an annual and interim basis, revise to clarify that a cohort is all users acquired in a period (e.g., month, quarter, year);
                You state that a user is considered part of a cohort based on the first time they enter a paid tournament or make a deposit. Tell us the frequency by which deposits are withdrawn by the end-user prior to game play. Clarify why you include users in the cohort at the time of deposit;
                Describe for us how you determine the standard gross margin used in calculating user lifetime value and clarify whether this is consistently applied;
                Disclose the type of user acquisition costs that are included in your calculations and how they are determined;
                Tell us the amount of league prizes for each period presented and the portion of revenues or paid entry fees from games played as part of a league;
                Explain why you believe league prizes that are recorded in sales and marketing expense are not correlated with revenues and unit economics; and
                In an effort to provide further context to this disclosure, when discussing unit economics and user payback period, quantify the amount of end-user incentives that are presented as sales and marketing costs that are not considered in what you describe as unit economics.
10. Please address the following as it relates to your response to prior comment 28:

                Provide us with the contractual excerpt from which this formula is derived;
                Tell us whether this general formula is consistent across all developer agreements;
                Explain why system-wide deposits and system-wide entry fees are inputs in determining the amount of net revenues shared with a developer;
                Explain why deposits are an input in the formula and how deposits correlate with paid entry fees;
                Explain how expected deposit withdrawals are determined;
                Tell us the gross amount of deposits and withdrawals for each period presented;
 Eli Baker
Flying Eagle Acquisition Corp.
October 28, 2020
Page 4
             Tell us how winnings paid out for competitions are included in this formula;
             Tell us the net revenue share rate for your two most significant developers and how this compares with your standard terms; and
             Tell us how the result of this formula compares with the disclosed 16-20% of total entry fees that the company withholds as its commission when awarding prizes.
Material U.S. Federal Income Tax Considerations, page 240

11. In response to prior comment 29, you indicate that you will file an opinion of counsel as
      Exhibit 8.1. Please tell us whether counsel will be opining on whether the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code and/or a transaction governed by Section 351 of the Code. If so, revise the discussion of the U.S.
      material tax consequences to disclose counsel's opinion. Also, provide summary and risk factor disclosure about any uncertain tax treatment and that the merger will occur even if it is not tax free to the company and Skillz shareholders.
Item 21. Exhibits and Financial Statement Schedules., page II-2

12. Your response to prior comment 10 concludes that your agreement with your top developer is not required to be filed as an exhibit; however, it appears that your business may be substantially dependent on this agreement. In this regard, we note the following:

             This developer has accounted for 83% and 66% of your revenue for the year ended
           December 31, 2019 and the 6 months ended June 30, 2020, respectively;
             You have negotiated terms with this developer outside of your standard terms, including marketing support and more favorable revenue sharing; and
             While the agreement may be terminated by either party on 30 days' notice, the agreement also requires that the developer's games remain available exclusively on your platform for at least 12 months following the termination of the agreement.

      Accordingly, please file this agreement as an exhibit.
        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff
Attorney, at (202) 551-3574 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                               Sincerely,
FirstName LastNameEli Baker
                                                               Division of
Corporation Finance
Comapany NameFlying Eagle Acquisition Corp.
                                                               Office of
Technology
October 28, 2020 Page 4
cc:       Joel Rubinstein, Esq.
FirstName LastName